                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                   ----------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                     (UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                                   ----------

                               DELTA APPAREL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               DELTA APPAREL, INC.
                        (NAME OF FILING PERSON (ISSUER))

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    247368103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HERBERT M. MUELLER
                               DELTA APPAREL, INC.
                        2750 PREMIERE PARKWAY, SUITE 100
                                DULUTH, GA 30097
                                 (678) 775-6900
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                              ERIC K. GRABEN, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                               POST OFFICE BOX 728
                            GREENVILLE, SC 29602-0728
                                 (864) 242-8200


                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION                    AMOUNT OF FILING FEE*

 *PURSUANT TO GENERAL INSTRUCTION D TO SCHEDULE TO, NO FILING FEE IS REQUIRED.

 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0- 11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.
       IDENTIFY THE PREVIOUS FILING BY REGISTRATION NUMBER, OR THE FORM OR
                      SCHEDULE AND THE DATE OF ITS FILING.

                  AMOUNT PREVIOUSLY PAID: N/A FILING PARTY: N/A
                  FORM OR REGISTRATION NO.: N/A DATE FILED: N/A

  [X] CHECK BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE
                   BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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         Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1

[x] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]




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


This issuer Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by Delta Apparel, Inc., a Georgia corporation (the "Company"), to purchase up to 350,000 shares of its Common Stock, par value $0.01 per share, at a price not greater than $22.00 nor less than $19.00 net per share in cash. Amendment No. 1 to this Schedule TO, which will include responses to the Items in the schedule, an Offer to Purchase, and other documents, is expected to by filed with the Securities and Exchange Commission and mailed to the Company's shareholders on December 4, 2001.


ITEM 12. EXHIBITS.

         The following Exhibit is submitted herewith:

(a)(5) Text of Press Release issued by the Company, dated November 20, 2001.


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        DELTA APPAREL, INC.


                                        By: *
                                            ------------------------------------
                                        Name:
                                        Title:


Dated:  November 20, 2001


* Pursuant to General Instruction D to Schedule TO, no signature is required.



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



                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(5)            Text of Press Release issued by the Company, dated
                  November 20, 2001.



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